UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 13, 2014

STERIS Corporation

(Exact name of registrant as specified in charter)

Ohio	34-1482024
(State of Incorporation)	(I.R.S. Employer Identification No.)

1-14643

(Commission File No.)

5960 Heisley Road

Mentor, OH 44060

(Address of Principal Executive Offices)

(Zip Code)

Registrant’s telephone number, including area code: (440) 354-2600

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement

On October 13, 2014, STERIS Corporation (“STERIS”) and Synergy Health plc, a public company organized under the laws of England and Wales (“Synergy”), issued an announcement under Rule 2.7 of the United Kingdom City Code on Takeovers and Mergers (the “Rule 2.7 Announcement”) stating that Solar New HoldCo Limited, a private limited company organized under the laws of England and Wales and a subsidiary of STERIS (“New STERIS”), is commencing a “recommended offer” under English law to acquire Synergy (the “Combination”). In connection with the Combination, (i) the Rule 2.7 Announcement disclosed New STERIS’s intention to acquire all outstanding shares of Synergy by means of a court-sanctioned scheme of arrangement (the “Scheme”), (ii) STERIS, New STERIS, Solar US Holding Co., a Delaware corporation (“US Holding Co.”), Solar US Parent Co., a Delaware corporation (“US Parent Co.”) and Solar US Merger Sub Inc. (“Merger Sub”), an Ohio corporation, entered into an Agreement and Plan of Merger, dated as of October 13, 2014 (the “Merger Agreement”), and (iii) U.S. Parent Co. as borrower and STERIS as a guarantor and Bank of America, N.A. (“Bank of America”), as administrative agent and lender and other lender parties thereto, entered into a 364-Day Bridge Credit Agreement, dated as of October 13, 2014 (the “Bridge Credit Agreement”). In addition, on October 10, 2014 STERIS and the required number of lenders necessary for such action entered into Amendment No. 2, dated as of October 7, 2014 (the “Second Amendment”) to the Third Amended and Restated Credit Agreement, dated as of April 13, 2012 (as amended, the “Existing Credit Agreement”), by and among STERIS, the lenders from time to time party thereto and KeyBank National Association, as administrative agent.

Rule 2.7 Announcement

On October 13, 2014, STERIS and Synergy issued the Rule 2.7 Announcement disclosing New STERIS’s firm intention to make an offer and Synergy’s board of directors’ intention to unanimously recommend that offer. Under the terms of the Combination, (i) Synergy shareholders will be entitled to receive £4.39 in cash and 0.4308 shares of New STERIS pursuant to the Scheme between New STERIS and Synergy shareholders, which will be commenced under the Companies Act 2006, as amended (the “Companies Act”), and (ii) pursuant to the Merger Agreement, STERIS stockholders will receive one New STERIS share for each STERIS share they hold. As a result of the Combination, both Synergy and STERIS will become wholly owned direct and indirect subsidiaries respectively of New STERIS. It is intended that shares of New STERIS will be listed on the New York Stock Exchange following the completion of the Combination.

The Combination will be conditioned upon, among other things, the approval of the Scheme by the Synergy shareholders, the sanction of the Scheme by the High Court of Justice, the adoption of the Merger Agreement by STERIS shareholders and certain regulatory conditions in the U.S. and the U.K. The conditions to the Combination are set out in full in Appendix 2 to the Rule 2.7 Announcement. It is expected that, subject to the satisfaction or waiver of all relevant conditions, the Combination will be completed by March 31, 2015.

New STERIS reserves the right, subject to the prior consent of the U.K. Takeover Panel, to elect to implement the acquisition of shares of Synergy by way of a takeover offer (as such term is defined in the Companies Act).

Merger Agreement

On October 13, 2014, STERIS entered into the Merger Agreement with New STERIS, US Holding Co., US Parent Co. and Merger Sub. Subject to the terms and conditions of the Merger Agreement, Merger Sub will be merged with and into STERIS (the “Merger”), with STERIS surviving the Merger as an indirect wholly owned subsidiary of New STERIS. Under the terms of the Merger, each share of STERIS common stock will be converted into the right to receive one validly issued and fully paid New STERIS share.

The Merger is conditioned upon the approval of STERIS shareholders and the effectiveness of the Scheme between New STERIS and Synergy described above.

Bridge Credit Facility

On October 13, 2014 (the “Effective Date”), US Parent Co. as borrower and STERIS as a guarantor entered into the Bridge Credit Agreement with Bank of America as administrative agent and lender and JPMorgan Chase Bank, N.A. and Key Bank, National Association as lenders. The Bridge Credit Agreement provides for a pound sterling tranche in the aggregate principal amount of £340,000,000 and a United States dollar tranche in the aggregate principal amount of $1,050,000,000 (the “Bridge Credit Facility”) in connection with and conditioned upon the consummation of the Scheme. The proceeds shall be used in part to pay the purchase price for the cash portion of the consideration payable to Synergy shareholders pursuant to the Scheme. To the extent that alternative sources of financing to replace the Bridge Credit Facility are not procured at or prior to the time the Scheme becomes effective, the proceeds of the Bridge Credit Facility may be used to (i) finance the payment of the cash consideration in connection therewith, and fees and expenses related thereto and (ii) to pay or refinance existing debt at STERIS and Synergy. Advances under the Bridge Credit Facility will be available on a date after the Effective Date, subject to satisfaction of certain conditions set forth in the Bridge Credit Agreement (the “Closing Date”). The United States dollar tranche and the pound sterling tranche commitments will mature on the date that is 364 days after the Closing Date.

Borrowings under the Bridge Credit Facility may, at US Parent Co.’s election, bear interest at either (a) the base rate plus an applicable margin (“Base Rate Advances”) or (b) the Eurocurrency rate plus an applicable margin (“Eurocurrency Rate Advances”). The applicable margin ranges from 1.50% to 2.25% per annum for Eurocurrency Rate Advances and 0.50% to 1.25% per annum for Base Rate Advances, in each case depending on the amount of time that has lapsed since the Closing Date.

The commitments under the Bridge Credit Facility, unless previously terminated, will terminate on the earlier of (i) the date on which all of the certain funds purposes have been achieved without the making of any advances under the facility, (ii) the Closing Date, after giving effect to and Advances then made and (iii) the date a mandatory cancellation event occurs; provided that in any event the commitments will terminate in full on April 13, 2015. The Bridge Credit Agreement contains certain affirmative covenants, negative covenants, including two financial covenants, and events of default. The Bridge Credit Facility is initially guaranteed by STERIS, with (i) New STERIS, US Holding Co., and certain U.S. subsidiaries of STERIS to provide guarantees prior to or on the Closing Date and (ii) Synergy to provide a guarantee after the Closing Date.

Second Amendment to Existing Credit Agreement

The Second Amendment became effective on October 10, 2014 and amended the definition of change of control in the Existing Credit Agreement. Under the new definition, the approval by the STERIS board of directors of the transactions contemplated by, and in connection with, the Rule 2.7 Announcement and the Merger Agreement did not constitute a change of control under the Existing Credit Agreement. Absent this amendment, the approval would have constituted a change of control.

The foregoing summary of the Combination, the Rule 2.7 Announcement, the Merger Agreement, the Bridge Credit Agreement, and the Second Amendment contemplated thereby do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Rule 2.7 Announcement, which is attached as Exhibit 2.1 to this Current Report on Form 8-K, the full text of the Merger Agreement, which is attached as Exhibit 2.2 to this Current Report on Form 8-K, the full text of the Bridge Credit Agreement, which is attached as Exhibit 10.1 to this Current Report on Form 8-K, and the full text of the Second Amendment, which is attached as Exhibit 10.2 to this Current Report on Form 8-K, and each of these exhibits is incorporated herein by reference.

The 2.7 Announcement, Merger Agreement, the Bridge Facility, the Second Amendment and the above description have been included to provide investors and security holders with information regarding the terms of such documents. They are not intended to provide any other factual information about STERIS or its respective subsidiaries or affiliates or equity holders. The representations, warranties and covenants contained in such documents were made only for purposes of those agreements and as of specific dates; were solely for the benefit of the parties to such documents, as applicable; and may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made by each contracting party to the other for the purposes of allocating contractual risk between them that differ from those applicable to investors. Investors should be aware that the representations, warranties and covenants or any description thereof may not reflect the actual state of facts or condition of STERIS or any of its respective subsidiaries, affiliates, businesses, or equity holders. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of such documents, as applicable, which subsequent information may or may not be fully reflected in public disclosures by STERIS. Accordingly, investors should read the representations and warranties in such documents not in isolation but only in conjunction with the other information about STERIS that it includes in reports, statements and other filings it makes with the U.S. Securities and Exchange Commission (the “SEC”).

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

On October 13, 2014, STERIS entered into the Bridge Credit Agreement as described under Item 1.01 above. The description of the Bridge Credit Agreement set forth in Item 1.01 above is hereby incorporated by reference.

Item 8.01.	Other Events

On October 13, 2014, in connection with the announcement of the Combination, the Company issued a press release, provided supplemental information regarding the proposed transaction in presentations to analysts and investors, and distributed a “frequently asked questions” document to employees. Copies of the press release, investor presentation, the Employee FAQ, and the transcript of the investor presentation, are attached as Exhibits 99.1, 99.2, 99.3 and 99.4 respectively, and are incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits

(d)	Exhibits

Exhibit Number	Description

2.1	Rule 2.7 Announcement, dated as October 13, 2014.

2.2	Agreement and Plan of Merger, dated as of October 13, 2014, by and among STERIS Corporation, Solar New HoldCo Limited, Solar U.S. Holding Co., Solar US Parent Co., and Solar US Merger Sub Inc.

10.1	364-Day Bridge Credit Agreement, dated as of October 13, 2014, among Solar US Parent Co., STERIS Corporation, Bank of America, N.A as Administrative Agent and lender and the other lenders party thereto.

10.2	Amendment No. 2, dated as of October 7, 2014, to the Third Amended and Restated Credit Agreement, dated as of April 13, 2012, by and among STERIS, the lenders from time to time party thereto and KeyBank National Association, as administrative agent

99.1	Press Release, dated October 13, 2014.

99.2	Investor Presentation, dated October 13, 2014.

99.3	Employee FAQ, dated October 13, 2014.

99.4	Transcript from October 13, 2014 Investor Presentation.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

No Offer or Solicitation

This document is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law.

Forward-Looking Statements

This document may contain statements concerning certain trends, expectations, forecasts, estimates, or other forward-looking information affecting or relating to Synergy or STERIS or its industry, products or activities that are intended to qualify for the protections afforded “forward-looking statements” under the Private Securities Litigation Reform Act of 1995 and other laws and regulations. Forward-looking statements speak only as to the date of this document and may be identified by the use of forward-looking terms such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” “outlook,” “impact,” “potential,” “confidence,” “improve,” “optimistic,” “deliver,” “comfortable,” “trend”, and “seeks,” or the negative of such terms or other variations on such terms or comparable terminology. Many important factors could cause actual results to differ materially from those in the forward-looking statements including, without limitation, disruption of production or supplies, changes in market conditions, political events, pending or future claims or litigation, competitive factors, technology advances, actions of regulatory agencies, and changes in laws, government regulations, labeling or product approvals or the application or interpretation thereof. Other risk factors are described herein and in STERIS and Synergy’s other securities filings, including Item 1A of STERIS’s Annual Report on Form 10-K for the year ended March 31, 2014 dated May 29, 2014 and in Synergy’s annual report and accounts for the year ended 30 March 2014 (section headed “principal risks and uncertainties”). Many of these important factors are outside of STERIS’s or Synergy’s control. No assurances can be provided as to any result or the timing of any outcome regarding matters described herein or otherwise with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. References to products and the consent decree are summaries only and should not be considered the specific terms of the decree or product clearance or literature. Unless legally required, STERIS and Synergy do not undertake to update or revise any forward-looking statements even if events make clear that any projected results, express or implied, will not be realized. Other potential risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements include, without limitation, (a) the receipt of approval of both STERIS’s shareholders and Synergy’s shareholders, (b) the regulatory approvals required for the transaction not being obtained on the terms expected or on the anticipated schedule, (c) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction, (d) the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in connection with the transaction within the expected time-frames or at all and to successfully integrate Synergy’s operations into those of STERIS, (e) the integration of Synergy’s operations into those of STERIS being more difficult, time-consuming or costly than expected, (f) operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) being greater than expected following the transaction, (g) the retention of certain key employees of Synergy being difficult, (h) changes in tax laws or interpretations that could increase our consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New STERIS being treated as a domestic corporation for United States federal tax purposes, (i) the potential for increased pressure on pricing or costs that leads to erosion of profit margins, (j) the possibility that market demand will not develop for new technologies, products or applications or services, or business initiatives will take longer, cost more or produce lower benefits than anticipated, (k) the possibility that application of or compliance with laws, court rulings, certifications, regulations, regulatory actions, including without limitation those relating to FDA warning notices or letters, government investigations, the outcome of any pending FDA requests, inspections or submissions, or other requirements or standards may delay, limit or prevent new product introductions, affect the production and marketing of existing products or services or otherwise affect Company performance, results, prospects or value, (l) the potential of international unrest, economic downturn or effects of currencies, tax assessments, adjustments or anticipated rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs, (m) the possibility of reduced demand, or reductions in the rate of growth in demand, for products and services, (n) the possibility that anticipated growth, cost savings, new product acceptance, performance or approvals, or other results may not be achieved, or that transition, labor, competition, timing, execution, regulatory, governmental, or other issues or risks associated with STERIS and Synergy’s businesses, industry or initiatives including, without limitation, the consent decree or those matters described in STERIS’s Form 10-K for the year ended March 31, 2014 and other securities filings, may adversely impact Company performance, results, prospects or value, (o) the possibility that anticipated financial results or benefits of recent acquisitions, or of STERIS’s restructuring efforts will not be realized or will be other than anticipated, (p) the effects of the contractions in credit availability, as well as the ability of STERIS and Synergy’s customers and suppliers to adequately access the credit markets when needed, and (q) those risks described in STERIS’s Annual Report on Form 10-K for the year ended March 31, 2014, and other securities filings.

Important Additional Information Regarding the Transaction Will Be Filed With The SEC It is expected that the shares of New STERIS to be issued by New STERIS to Synergy Shareholders in the English law scheme of arrangement transaction that forms a part of the transaction will be issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof.

In connection with the issuance of New STERIS shares to STERIS shareholders pursuant to the merger that forms a part of the transaction, New STERIS will file with the SEC a registration statement on Form S-4 that will contain a prospectus of New STERIS as well as a proxy statement of STERIS relating to the merger that forms a part of the transaction, which we refer to together as the Form S-4/Proxy Statement.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM S-4/PROXY STATEMENT, AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. Those documents, if and when filed, as well as STERIS’S and New STERIS’s other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov, at STERIS’s website at www.steris-ir.com. Security holders and other interested parties will also be able to obtain, without charge, a copy of the Form S-4/Proxy Statement and other relevant documents (when available) by directing a request by mail or telephone Julie_Winter@steris.com or (440) 392-7245. Security holders may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

STERIS, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the transactions contemplated by the Proxy Statement. Information about the directors and executive officers of STERIS is set forth in its Annual Report on Form 10-K for the year ended March 31, 2014, which was filed with the SEC on May 29, 2014, and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on June 9, 2014. Other information regarding potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4/Proxy Statement when it is filed.

Synergy and New STERIS are each organized under the laws of England and Wales. Some of the officers and directors of Synergy and New STERIS are residents of countries other than the United States. As a result, it may not be possible to sue Synergy, New STERIS or such persons in a non-US court for violations of US securities laws. It may be difficult to compel Synergy, New STERIS and their respective affiliates to subject themselves to the jurisdiction and judgment of a US court or for investors to enforce against them the judgments of US courts.

Participants in the Solicitation

STERIS, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the transactions contemplated by the Proxy Statement. Information about the directors and executive officers of STERIS is set forth in its Annual Report on Form 10-K for the year ended March 31, 2014, which was filed with the SEC on May 29, 2014, and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on June 9, 2014. Other information regarding potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus when it is filed.

Responsibility

The directors of STERIS accept responsibility for the information contained in this document and, to the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and it does not omit anything likely to affect the import of such information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STERIS CORPORATION

Date: October 13, 2014	/s/ J. Adam Zangerle
	Name:	J. Adam Zangerle
	Title:	Vice President, General Counsel & Secretary

EXHIBIT INDEX

Exhibit Number	Description

2.1	Rule 2.7 Announcement, dated as October 13, 2014.

2.2	Agreement and Plan of Merger, dated as of October 13, 2014, by and among STERIS Corporation, Solar New HoldCo Limited, Solar U.S. Holding Co., Solar US Parent Co., and Solar US Merger Sub Inc.

10.1	364-Day Bridge Credit Agreement, dated as of October 13, 2014, among Solar US Parent Co., STERIS Corporation, Bank of America, N.A as Administrative Agent and lender and the other lenders party thereto.

10.2	Amendment No. 2, dated as of October 7, 2014, to the Third Amended and Restated Credit Agreement, dated as of April 13, 2012, by and among STERIS, the lenders from time to time party thereto and KeyBank National Association, as administrative agent

99.1	Press Release, dated October 13, 2014.

99.2	Investor Presentation, dated October 13, 2014.

99.3	Employee FAQ, dated October 13, 2014.

99.4	Transcript from October 13, 2014 Investor Presentation.